Exhibit r.4

The way we

do business

Our Code of Conduct and Ethics

Our Code of Conduct and Ethics

In this Code, the Board of Directors and the Group Executive Board set out the principles and practices that define our ethical standards and the way we do business.

By following it, we will foster a culture where responsible behavior is ingrained in a way that protects our people, our reputation, and our ability to create lasting value for our shareholders. The Code sets the standards that help us to make that happen.

It is based on three Principles: client focus, which is about building relationships that create long-term value, focusing on investment returns and anticipating and managing conflicts of interest; excellence in everything from our products and services to how we collaborate across the firm to deliver the best of what UBS has to offer; and sustainable performance, which is about working continuously to strengthen our reputation as a rock-solid firm that is committed to sustainable business practices for all our stakeholders and provides consistent returns for shareholders.

It is essential that we all follow these Principles. In short, if we do business in the right way, we will be a better business, an even more successful one, and one that we can all be proud about.

Every year, the Board of Directors and Group Executive Board conduct a review of our Code. In this way, we ensure that key developments of pertinence to our clients, employees and other key stakeholders are reflected in the Code. Following our 2020 review, we have revised the Code, with key updates reinforcing the critical importance we attach to our firm’s culture, our focus on clients and employees, our commitment to sustainability, and the need to be scrupulous in the way we use confidential data and information.

The Code applies to everything and everyone

Our Code is owned by each UBS employee and sets out the principles and standards we have defined for ourselves. It covers our dealings with clients, counterparties, shareholders, regulators and business partners – and each other. And it is the basis for all of our policies, guidelines and procedures.

Collectively, we have the responsibility to maintain the UBS culture of ethical behavior and accountability.

Ignorance of the Code is no excuse

As part of our governance framework, and training programs everyone at UBS learns about the standards in the Code and how to apply them. Not knowing the Code is no excuse for violating it.

Our Boards are fully behind the Code – and need the whole bank to be behind it, too

The Code has the full backing of the Board of Directors and Group Executive Board. Every one of us needs to make sure that our day-to-day actions and decisions follow the standards set out here. Above all, we must put the interests of our clients, shareholders and UBS first.

Of course, the Code cannot describe every possible situation. If you find yourself dealing with something unexpected, apply these ethical standards in your judgment and seek guidance or help.

Thank you for your support.

Axel A. Weber

Chairman of the Board of Directors

Ralph Hamers

Group Chief Executive Officer

Contents

Creating the right culture and conduct	8

Behaving responsibly	10

Laws, rules and regulations	12

Sharing, using and storing information	14

Society and the environment	16

Violating the Code	17

Upholding the Code	18

Creating the right culture and conduct

Culture

At UBS, we maintain a culture based on high standards of ethical behavior and accountability. We believe that the right strategy and culture drive strong performance. The three keys to success

– our Pillars, Principles and Behaviors

– embody the foundation of our strategy and culture. They define what we stand for both as a firm and individually and they define the way we think, work and act at UBS.

We don’t just follow the laws, rules and regulations in everything we do. We do what is right. We don’t just ask ourselves whether what we’re doing is legal, but whether it fits with our three UBS Behaviors: Collaboration, Challenge and Integrity, and with our long-term strategy.

Fair dealing and fair and effective competition

We act in the interest of fair and effective competition and respect all the laws, rules and regulations that are designed to create a level playing field for all – including antitrust and competition laws.

We don’t stretch, distort or try to hide the facts or the truth. Nor do we use information we are not meant to have to our own advantage.

We act fairly, honestly and in good faith with everyone we deal with: our clients, business partners, competitors, suppliers, the public and each other.

Client relationships

We look after our clients for the long term, winning their loyalty by earning their trust.

We try to anticipate what our clients are going to need. We go out of our way to give them an exceptional service. We make sure our products and services are adequate for our clients and are sold in a way that is not detrimental to their interests. And we treat them fairly, and with the same courtesy and respect, however large or small they may be.

Conflicts of interest

We put our clients’ best interests before our own – and UBS’s interests before our personal interests. We never let UBS’s or our personal interests influence our advice to a client, or our dealings with them.

We hold ourselves accountable to identify and manage potential conflicts of interest, including perceived conflicts. As soon as we identify any such conflicts, we raise them immediately with our line manager or with control functions.

Behaving responsibly

Diversity and equal opportunity

We believe that people from different backgrounds, with different thoughts and opinions, make us a stronger business. They bring us valuable new ideas, approaches and experiences.

Regardless of their status, everyone has the same chance to get ahead at UBS

– whatever their ethnicity, gender, nationality, age, ability, sexual orientation or religion. And we work to create a culture where everyone feels that they are welcome, respected and that they are a valuable part of our team

– whatever part of UBS they work in.

We do not tolerate any kind of discrimination, bullying or harassment. And we encourage each other to speak up and report any concerns, without fear of reprisals.

Performance and professionalism

Our professionalism, integrity and pursuit of excellence are how we create value for our clients and shareholders. Therefore our compensation system is designed to reward long-term value creation by balancing performance and prudent risk-taking with a focus on conduct and sound risk management practices.

We know that our business is only as strong as our people, so we work hard to create a working environment where talent can thrive and reach its full potential.

Protecting our assets and resources

We keep UBS’s assets secure – from sensitive, confidential information about our clients, business, plans and people to our intellectual property, systems and equipment, as well as documents, information and other materials belonging to others that are entrusted or made available to us. This includes the efficient use of UBS’s financial resources for investments, expenditures, and procurement. That means making sure that these assets and resources are handled properly and used in line with relevant laws, rules and regulations and doing what we can to prevent them from being lost, stolen, damaged or misused. We retain data to fulfill regulatory retention and legal hold obligations.

We will not use such assets or resources for non-UBS business or for our own personal advantage.

Health and safety

We never do anything that might put people in danger or harm them in any way – whether they’re clients, colleagues, partners, competitors, visitors or anyone else.

We keep our workplaces safe by following health and safety rules. Doing this makes sure we have safe and healthy working conditions in which our dignity is respected.

Laws, rules and regulations

Obeying the law

We obey the laws, rules and regulations where we live, work and do business – as well as our own governance framework, documents and policies.

And we cooperate with our regulators, being open and transparent in our dealings with them.

Cross-border business

When we are working across borders, we obey all pertinent laws, rules and regulations – both at home and abroad.

If we are selling to, buying from, visiting or dealing with clients from outside our home country, it is our job to understand both the laws, rules, and regulations that apply, as well as our own policies – and follow them.

Fighting crime

We have a duty to contribute to the integrity of the financial system, as well as our own business.

So we do whatever we can to combat money laundering, corruption and terrorist financing – including adhering to global sanctions in line with our policies and with jurisdictional authorities.

Money laundering

We have rigorous systems in place and hold ourselves accountable to detect, stop and report any suspected money laundering.

Corruption

We have zero tolerance for corruption or any kind of bribery, including so-called “facilitation payments”. We don’t offer or accept improper gifts or payments in the course of our business.

Tax matters

We follow all the laws, rules, regulations and treaties around tax that apply to us, all over the world – not just to the letter, but in their true spirit. We pay and report all taxes due. We report information relating to our own tax position and that of our clients and employees as required.

We will not help or advise our clients or any other party avoid either paying the tax that they owe or reporting their income and gains, nor will we support any transactions where we know or shall presume that the tax outcome is dependent on unrealistic assumptions or the hiding of facts.

We will also not contract with third parties that provide services for or on our behalf, where those acts help others to avoid taxes owed.

Sharing, using and storing information

Client confidentiality

Our clients trust us to keep the information they’ve shared with us safe and secure and only use it in the ways we’ve agreed with them.

We follow the highest standards of information security to keep information we hold on clients confidential and to protect legitimate client privacy rights. We have strict data security standards and procedures designed to prevent data being tampered with, seen or used by the wrong people, stolen, lost or destroyed.

We do not share our clients’ details with anyone outside of UBS, unless we have their permission to do so – or where we have a legal duty to share it with the relevant authorities. And even within UBS, we will only share client details with those colleagues who we believe need to see it to better serve that client.

Appropriate use of data and information

We approach the use of data and information, including client information, from an ethical perspective, assessing what is the right thing do, beyond what laws, rules or regulations say we must do. We use data and information to enhance the service we provide to clients, or to make UBS more resilient and operationally sound.

Our principles and standards guide us in how we use data and information and develop and deploy technological solutions. We are accountable, robust and transparent in how we operate. We consider the societal impacts. And we do not use data and information in ways that could harm our clients, employees, the public, or the markets.

Reporting and information sharing

When we share or report anything, especially financial information – to either the public or our regulators – we take great care to make sure it is accurate, up to date and as easy to understand as it can be (and in line with any legal or regulatory requirements and best practice).

We maintain an internal control framework that is designed to support the preparation and fair representation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and that are free from material misstatement.

Based on their audit work, our independent external auditors express an opinion on our internal controls over financial reporting as well as on the financial statements themselves. Our internal audit function provides support to our external auditors in discharging their responsibilities, and also assesses the adherence to our strategy and the effectiveness of our governance, risk management and control processes.

Inside information

We never use inside information (material information that is not public) to do anything other than for what it was given to us in the first place.

Having made every effort to ascertain whether information is inside information, we only ever share such information on a need-to-know basis. That applies to people inside and outside UBS, in line with our internal procedures, as well as any relevant laws, rules and regulations.

Society and the environment

Integrating financial and societal performance

We integrate financial and societal performance for the mutual benefit of our clients and our firm.

We are constantly looking for better ways to do business in an environmentally sound and socially responsible manner.

That includes monitoring, managing and reducing any negative impact we might have on the environment and on human rights. It means managing social and environmental risks that our clients’ and our own assets are exposed to. And it means looking for sustainable investment opportunities, for ourselves and our clients.

Investing in our communities

We look for ways to contribute to the well-being of our local communities – by supporting charitable and non-profit activities financially and non-financially, including through our volunteering efforts.

Violating the Code

Disciplinary procedures

Anyone who breaks the rules (whether it is our Code, UBS policies or laws, rules and regulations) will face consequences – from reprimands and warnings to dismissal.

This includes not only the person who broke the rules, but also their line manager and anyone who knew about it but did not report it.

Where a violation amounts to criminal behavior, we will not hesitate to bring it to the attention of the relevant authorities.

Upholding the Code

We live up to this Code at all times, with no exceptions.

UBS will not accept any justification or excuse for breaking the Code, whatever the reason – whether for profit, convenience or competitive advantage or because a client or someone else asked for it.

Changes to the Code

The Code defines the way we do business. It is reviewed regularly to make sure it reflects our principles and standards and is consistent with the law. Whenever there’s a change, an announcement goes to every employee.

Affirmation process

Each of us declares that we have read and affirmed our awareness of the Code, as part of our annual affirmation process.

Speak Up

We immediately report any potential violations of laws, rules, regulations, policies, professional standards and the principles of the Code to our line manager or local investigations officer. We can also report them confidentially or anonymously using the whistleblowing procedures published on the intranet site goto/speakup.

Any form of retaliation against whistleblowers is unacceptable.

And UBS expects its line managers to escalate and report any violations of laws, rules, regulations, policies, professional standards and the principles of the Code.

Questions about the Code

Any questions about any part of this Code, or what it means in practice, should go to the Group General Counsel or the Group Chief Compliance and Governance Officer.

UBS Group AG P.O. Box CH-8098 Zurich ubs.com